

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2024

Jorge A. Celaya
Executive Vice President and Chief Financial Officer
Liquidity Services, Inc.
6931 Arlington Road
Suite 460
Bethesda, MD 20814

> **Re: Liquidity Services, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **File No. 0-51813**

Dear Jorge A. Celaya:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services